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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)
ORIGEN FINANCIAL, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
68619E208
(CUSIP Number of Class of Securities)
September 11, 2007
(Date of Event Which Requires Filing of This Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	68619E208	Page	2	of	5	Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. Identification Nos. of Above Persons (entities only) Woodward Holding, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

	5	SOLE VOTING POWER

NUMBER OF		1,750,000[1]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,750,000[2]

WITH:	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,750,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.8%

12	TYPE OF REPORTING PERSON

OO

1    Voting power is exclusively held by the manager of Woodward Holding, LLC, Paul A. Halpern, and, as such, William M. Davidson, the sole member of Woodward Holding, LLC, does not have voting power with respect to such shares. Mr. Halpern has reported his beneficial ownership of such shares on a Schedule 13G dated December 31, 2004, as amended.
2    William M. Davidson, as the sole member of Woodward Holding, LLC, holds the right to dispose of the shares on behalf of Woodward Holding, LLC. Mr. Davidson has reported his beneficial ownership of such shares on a Schedule 13D dated September 11, 2007.

CUSIP No.	68619E208	Page	3	of	5	Pages

Item 1.
(a)	Name of Issuer.

Origen Financial, Inc.

(b)	Address of Issuer’s Principal Executive Offices.
27777 Franklin Road, Suite 1700
Southfield, MI 48034
Item 2.
(a)	Name of Person Filing.

Woodward Holding, LLC

(b)	Address of Principal Business Office or, if none, Residence.
c/o Paul Halpern
2300 Harmon Road
Auburn Hills, MI 48326
(c)	Citizenship.

Michigan

(d)	Title of Class of Securities.

Common stock, $.01, par value

(e)	CUSIP Number.

68619E208
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
Not applicable.
Item 4. Ownership.
(a)	Amount Beneficially Owned:

1,750,000 Shares(1) (2)

CUSIP No.	68619E208	Page	4	of	5	Pages
(b)	Percent of Class:

6.8%.(3)

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	1,750,000	(2)
(ii)	shared power to vote or to direct the vote:	-0-
(iii)	sole power to dispose or to direct the disposition of:	1,750,000	(1)
(iv)	shared power to dispose or to direct the disposition of:	-0-

(1)	Beneficial ownership is also attributed to Mr. William M. Davidson, as the sole member of Woodward Holding, LLC, which beneficial ownership is reported by Mr. Davidson on a Schedule 13D dated September 11, 2007.
(2)	Beneficial ownership is also attributed to Mr. Paul A. Halpern as he is the manager of Woodward Holding, LLC. Mr. Halpern has reported his beneficial ownership of such shares on a Schedule 13G dated December 31, 2004, as amended.
(3)	Based upon 25,877,268 shares of common stock issued and outstanding as of August 1, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.
Item 5. Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.

CUSIP No.	68619E208	Page	5	of	5	Pages
Item 10. Certification.
Not applicable.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Woodward Holding, LLC
By:	/s/ Paul Halpern
Paul Halpern, Manager

Dated: September 20, 2007